           THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 7



                                   FORM 6-K
                                   --------


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                           Report of Foreign Issuer

                   Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                          For the month of April 2002


                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                (Translation of registrant's name into English)


                             3-1, OTEMACHI 2-CHOME
                       CHIYODA-KU, TOKYO 100-8116 JAPAN
                   (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F  X         Form 40-F
                                 ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes  ____           No   X
                                                  ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

AMENDMENT OF THE PROJECTED CONSOLIDATED FINANCIAL RESULTS FOR THE FISCAL YEAR ENDING MARCH 31, 2002

          On April 4, 2002, the registrant issued a press release amending its projected consolidated financial results for the fiscal year 2002 ending March 31, 2002.

          The financial information included in the attached press release was prepared on the basis of accounting principles generally accepted in Japan and, accordingly, will not be directly comparable to the financial information included in the registrant's Annual Report on Form 20-F for the fiscal year ended March 31, 2001, which information was prepared on the basis of accounting principles generally accepted in the United States.

          The attached forecasts contain certain forward-looking statements. The registrant desires to qualify for the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant's actual results to differ materially from those set forth in the attachment.

          Certain of the attached forecasts are based on a series of projections and estimates regarding the economy and the telecommunications industry in Japan in general. The projections and estimates regarding the telecommunications industry may be affected by the pricing of services, the effects of competition, and the success of new products, services and new business.

          No assurance can be given that the registrant's actual results will not vary significantly from the included projections.

                                   SIGNATURE


          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              NIPPON TELEGRAPH AND TELEPHONE
                                CORPORATION



                              By  /s/   HIROO INOUE
                                 ------------------
                                 Name:  Hiroo Inoue
                                 Title: Senior Manager
                                         Department IV


Date:  April 4, 2002

                                                                   April 4, 2002


           NTT Amends Projected Consolidated Financial Results for
                               Fiscal Year 2002


Nippon Telegraph and Telephone Corporation (NTT) has amended its projected consolidated financial results for fiscal year 2002 (April 1, 2001 through March 31, 2002).

The projected financial results for fiscal year 2002 for Nippon Telegraph and Telephone East Corporation (NTT East), Nippon Telegraph and Telephone West Corporation (NTT West), NTT Communications, and NTT DoCoMo have also been amended respectively, as attached.


For more information, please contact:

Department I
Nippon Telegraph and Telephone Corporation
Telephone: (03) 5205-5151
E-mail: Jigyou@hco.ntt.co.jp

           Amendment to Projected Consolidated Financial Results for
                               Fiscal Year 2002

1. NTT has amended its projected consolidated financial results for fiscal year 2002 (April 1, 2001 through March 31, 2002), as follows:

         Projected Consolidated Financial Results for Fiscal Year 2002
                        (April 1, 2001-March 31, 2002)

--------------------------------------------------------------------------------------------------------
                               Operating Revenues          Recurring Profit              Net Income
                                  (million yen)              (million yen)             (million yen)
--------------------------------------------------------------------------------------------------------
  Before Amendment (A)                 11,812,000                    665,000                 (331,000)
--------------------------------------------------------------------------------------------------------
   After Amendment (B)                 11,812,000                    665,000                 (865,000)
--------------------------------------------------------------------------------------------------------
   Increase (Decrease)                          0                          0                 (534,000)
        (B-A)
--------------------------------------------------------------------------------------------------------
   Percentage Change                          0.0%                       0.0%                  (161.3%)
        (%)
--------------------------------------------------------------------------------------------------------
   (Ref) Fiscal Year 2001              11,414,181                    726,041                  464,073
        Results
--------------------------------------------------------------------------------------------------------

Note: Extraordinary Loss

    . Losses related to overseas investments              1,403 billion yen

       Losses related to Verio Inc.                         538 billion yen

       Impairment on AT&T Wireless securities               506 billion yen

       Impairment on KPN Mobile securities and others       359 billion yen

    . Structural reform charges for NTT East and NTT West   692 billion yen


2.  Reasons for the Above Amendments

The projected consolidated financial results have been revised due to impairment on overseas investments of NTT DoCoMo and NTT Communications and to additional structural reform charges for NTT East and NTT West.

(Attachment)

       Projected Consolidated Financial Results for NTT East, NTT West,
            NTT Communications, and NTT DoCoMo for Fiscal Year 2002


The consolidated financial results for NTT East, NTT West, NTT Communications, and NTT DoCoMo for fiscal year 2002 are amended as follows:


                   Projected Financial Results for NTT East
                        (April 1, 2001-March 31, 2002)

------------------------------------------------------------------------------------------
                            Operating Revenues     Recurring Profit          Net Income
                               (million yen)         (million yen)          (million yen)
------------------------------------------------------------------------------------------
Before Amendment
     (A)                         2,607,000               1,000                (52,000)
------------------------------------------------------------------------------------------
After Amendment
     (B)                         2,607,000               1,000               (197,000)
------------------------------------------------------------------------------------------
Increase (Decrease)
    (B-A)                                0                   0               (145,000)
------------------------------------------------------------------------------------------


                   Projected Financial Results for NTT West
                        (April 1, 2001-March 31, 2002)

------------------------------------------------------------------------------------------
                            Operating Revenues     Recurring Profit         Net Income
                               (million yen)        (million yen)          (million yen)
------------------------------------------------------------------------------------------
Before Amendment
     (A)                         2,485,000            (140,000)              (158,000)
------------------------------------------------------------------------------------------
After Amendment
     (B)                         2,485,000            (140,000)              (343,000)
------------------------------------------------------------------------------------------
Increase (Decrease)
    (B-A)                                0                   0               (185,000)
------------------------------------------------------------------------------------------

              Projected Financial Results for NTT Communications
                        (April 1, 2001-March 31, 2002)

------------------------------------------------------------------------------------------
                            Operating Revenues     Recurring Profit         Net Income
                               (million yen)        (million yen)          (million yen)
------------------------------------------------------------------------------------------
Before Amendment
     (A)                         1,286,000              54,000               (333,000)
------------------------------------------------------------------------------------------
After Amendment
     (B)                         1,286,000              54,000               (425,000)
------------------------------------------------------------------------------------------
Increase (Decrease)
    (B-A)                                0                   0                (92,000)
------------------------------------------------------------------------------------------

           Projected Financial Results for NTT DoCoMo (Consolidated)
                         (April 1, 2001-March 31, 2002)

------------------------------------------------------------------------------------------
                            Operating Revenues     Recurring Profit         Net Income
                               (million yen)        (million yen)          (million yen)
------------------------------------------------------------------------------------------
Before Amendment
     (A)                         5,217,000             796,000                255,000
------------------------------------------------------------------------------------------
After Amendment
     (B)                         5,217,000             796,000                (36,000)
------------------------------------------------------------------------------------------
Increase (Decrease)
    (B-A)                                0                   0               (291,000)
------------------------------------------------------------------------------------------